October 27, 2005
H. Roger Schwall, Esq.
Assistant Director, Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010
Via EDGAR
Dear Mr. Schwall:
Re: Tipperary Corporation Methodology in determining proved reserves at December 31, 2004 for interests in the Comet Ridge coalseam gas project in Queensland, Australia
This letter is a follow-up to the conference call on September 12, 2005 of yourself, SEC petroleum engineers James Murphy and Ronald Winfrey, myself and attorney Reid Godbolt of Jones & Keller, outside securities counsel for Tipperary Corporation. The call related to the bases and methodology in classifying as proved the 2003 and 2004 reserve additions for Tipperary Corporation’s interests in the Comet Ridge coalseam gas project in Queensland, Australia. Your September 9, 2005 letter to me had contained an Engineering Comment regarding classification of such reserves as set forth in the Form 10-K of Tipperary for the year ended December 31, 2004.
The conference call and letter were not so much concerned with the reasonable certainty of producing the gas reserves but rather the reasonable certainty of being able to sell the gas reserves at the prices and times reflected in the calculation of the standardized measure disclosed in the 2004 Form 10-K.
At the end of the call, you asked me for a letter updating Mr. Godbolt’s March 4, 2003, letter to Mr. Winfrey as to Tipperary’s methodology in determining Comet Ridge proved reserves for purposes of disclosures in Tipperary SEC filings.
In response to your request, below is a summary of Tipperary’s methodology in determining Comet Ridge proved reserves at December 31, 2004, and an update on the merger into Santos Limited in which Tipperary will become wholly owned by Santos and no longer an SEC reporting company.
Tipperary Shareholders Approve Merger with Santos
The Tipperary shareholders approved the merger with Santos at a special shareholders’ meeting held on October 27, 2005. Articles of Merger will be filed on October 28, 2005, after which time Tipperary Corporation will be a wholly-owned subsidiary of Santos. Form 15 will be filed shortly.

H. Roger Schwall, Esq.

October 27, 2005
Bases for Classifying Comet Ridge Reserves as Proved at December 31, 2002
As noted in Mr. Godbolt’s aforementioned letter of March 4, 2003 to Mr. Winfrey, Mr. Winfrey expressed to Tipperary in 2001 that (1) Tipperary’s proved reserves in Australia should be limited to reserves that are reasonably certain of being produced, delivered, and sold based on economic and marketing conditions as of the reserve estimation date and (2) contracts generally should be in place before reserves outside of the U.S. and lacking a viable spot market would be considered proved. Mr. Godbolt’s letter described several economic and marketing conditions as of December 31, 2002, most notably:
•	The Comet Ridge Project’s Fairview coalseam gas field is located close to and served by a regional gas pipeline system for the two major Queensland gas markets of Brisbane and Gladstone on the east coast of Queensland. The field is more than 400 to 500 miles closer to those markets than their traditional sources of gas supply, as shown on the enclosed map of Queensland.
•	A major Australia gas purchaser and distributor, Origin Energy (with 2002 revenues equivalent to US$1. 4 billion), had purchased from third parties by mid 2002 a 24% pre-royalty revenue interest in Comet Ridge alongside Tipperary’s 69% pre-royalty revenue interest.
•	In December 2002, Origin Energy signed a major long-term gas contract to provide AGL (Australia’s largest integrated gas and electric company) with 340 Bcf of gas over 15 years, starting in May 2005 for the gas markets in New South Wales and Victoria to the south of Queensland. To supply much of that gas, Origin Energy simultaneously signed a contract with Tipperary to buy 195 Bcf of Comet Ridge gas over 13 years beginning in May 2007.
•	Eastern Australia has a gas spot market. William Begley, a Houston-based consultant, was instrumental in forming and organizing the spot market system and was available to speak on the matter with Mr. Winfrey directly and privately. Tipperary offered to pay any consulting fee Mr. Begley might charge to speak with Mr. Winfrey.
•	Tipperary had a major existing gas sales contract at above market prices but with sales contingent upon construction of a fertilizer facility.
•	Tipperary was in formal discussions with two unrelated parties who sought contracts to purchase 9 to 14 Bcf of gas annually from the Fairview field for each of three existing manufacturing facilities. Tipperary felt reasonably certain that even if the fertilizer facility were not constructed the associated gas volumes could be sold long-term in the contract timetable to other parties for at least the December 31, 2002 market price.
In consideration of the market conditions at December 31, 2002 as summarized above, Tipperary’s proved reserve economic runs as of December 31, 2002 assumed reasonably steady sales volumes after April 2007 consistent with sales levels under existing contracts but at the 12/31/ 2002 market price (A$2.25/GJ), which was below the fertilizer plant contract pricing. At such volumes, proved reserves were estimated to be sold over 36

H. Roger Schwall, Esq.

October 27, 2005
years, well within the 60+ year field life allowed by the underlying petroleum leases. Tipperary assumed that after the expiration of existing contracts, Tipperary would have sales at similar annual levels.
The projected sales levels and the independent engineering firm’s judgment of new well performance led the independent firm to schedule future development of proved undeveloped locations over the years 2003 through 2015. The independent engineering firm judged that the average development well would have a four-year dewatering and a corresponding four-year increase in gas production rate, followed by 22 years of production decline before reaching its economic limit.
Bases for Classifying Comet Ridge Reserves as Proved at December 31, 2003 and 2004
General economic and market conditions at December 31, 2003 and 2004 were much improved to those at December 31, 2002, leading to added gas customers and significant spot sales. Origin Energy continued to be a major gas distribution company owning 24% of the Comet Ridge Project. Tipperary’s pre-royalty, pre-payout ownership increased from 69% at December 31, 2002 to 71.7% by December 31, 2004, but its after-royalty share in revenues was virtually unchanged.
In mid 2004, Santos entered into a gas purchase agreement to buy Comet Ridge gas from Tipperary on a spot basis over several months and entered into gas swap arrangements with Origin whereby Santos would obtain Comet Ridge gas to supply existing customers in Brisbane and Gladstone, freeing up Santos gas at its Ballera gas processing plant for delivery through Moomba into the larger gas market of New South Wales, Victoria and South Australia. The purpose of using Fairview gas was to reduce Santos’ transportation costs and improve Santos operating profit. Tipperary also sold gas on a weekly spot basis to a third party, CS Energy, on several occasions, starting in the fall of 2004 and continuing after the 10-K filing in March 2005. In late 2004, Tipperary signed a two-year contract with Santos in addition to the spot sales arrangement. Also in late 2004, Tipperary signed long-term gas contracts to supply gas to Orica, a multi-billion dollar Australian conglomerate. By December 2004, Tipperary sales volumes were double those of early 2004, and Comet Ridge gas sales were at maximum sustainable compression and dehydration capacity at the field, whereby in the first quarter of 2005, Tipperary rejected requests by Santos to purchase more gas. To boost sustainable gross sales capacity from 1 bcf/month in December 2004 to approximately 1.4 bcf/month by mid 2005, Tipperary (a) ordered in December 2004 two more compressors for Comet Ridge Compressor Station #2 for delivery in mid-2005 and (b) arranged in early 2005 for the local gas pipeline to upgrade its metering facilities at Comet Ridge Compressor Station #1.
For proved reserves at December 31, 2003 and 2004, Tipperary followed an approach similar to that used for 2002 but taking into consideration the economic and operating

H. Roger Schwall, Esq.

October 27, 2005
conditions at the later year-ends. For December 31, 2004, Tipperary scheduled its planned and budgeted sales volumes for the ten-year period 2005 through 2014. These expectations were based on existing contracts, contracts under discussion, the eastern Australian gas market as a whole and the facts that market volumes had steadily increased and that the spot market continued to increase. Since those represented Tipperary’s “expectations” akin to a “likely” scenario of sales levels, proved reserves were based on a “reasonably certain” scenario of lower sales levels. For the first five years (2005 TO 2009):
     Expected sales averaged 21.5 bcf per year (vs. 12 Bcf /yr at December 2004 sales rate, with 1/3rd being spot sales),
     Sales under 12/31/ 2004 gas sales contracts and assumed renewals thereof (excluding spot sales) averaged 17.0 bcf per year and
     Sales in the 12/31/2004 proved reserve economic runs averaged 17.6 bcf per year.
For the second five years (2010 to 2014):
     Expected sales averaged 40 bcf per year,
     Sales under 12/31/2004 gas sales contracts and assumed renewals thereof (excluding spot sales) averaged 23 bcf per year, and
     Sales in the 12/31/2004 proved reserve economic runs averaged 36 bcf per year.
For the remaining years (post 2014):
     Planned sales averaged 50 bcf per year,
     Sales under 12/31/2004 gas sales contracts and assumed renewals thereof (excluding spot sales) averaged 24 bcf per year, and
     Sales in the 12/31/2004 proved reserve economic runs averaged 45 bcf per year.
Both the expected and the reasonably certain sales scenarios assumed no sales under the existing gas contract that was contingent upon construction of a fertilizer plant. However, Tipperary believed and continues to believe that the proved reserve economic runs reflect reasonably certain sales for the several reasons set forth above.
In addition, at December 2004 Queensland gas demand approximated 121 bcf for 2005 with ACIL Tasman’s independent projections of gas demand growing to 244 bcf in 2011.1 The increase is largely due to government requirements for greater use of gas to generate electricity and due to startup of the Comalco alumina refinery at Gladstone (which began Phase 1 production on March 4, 2005 and needs approximately 80 bcf of gas per year by 2011). Tipperary’s gas field is the closest significant proven gas field serving the Gladstone market. The majority of Queensland gas in 2004 was supplied by old fields in the Cooper and Eromanga basins from the Moomba gas hub just west of Queensland. Those fields produce approximately 160 bcf per year supplying gas to

[1]	The projections were by ACIL Tasman as further described at http://www.aciltasman.com.au/Industries/industries_gas_market_review.html

H. Roger Schwall, Esq.

October 27, 2005
Queensland, South Australia, New South Wales and Victoria, but production is projected by ACIL Tasman to decline over the next decade while eastern Australia’s gas demand is projected to increase. Substantial additional gas supply may come from Papua New Guinea, via a proposed multi-billion dollar underseas pipeline, but the cost of such gas would significantly exceed the cost of buying gas from the Fairview field at the December 31, 2004 prices reflected in the proved reserve report.2
In conclusion, Tipperary Corporation is very aware of the issues associated with reasonable certainty of its Australian gas reserves. We have spent considerable time reviewing the eastern Australia spot and long-term gas markets, our existing gas contracts, our prospective gas contracts, existing and prospective market supply and demand, and we are confident that our reported proved reserves and standardized measure at December 31, 2003 and 2004 reflected reasonably certain sales levels at year-end prices and well within the reasonably certain deliverability levels of our reserves as determined by Schlumberger, Tipperary’s independent engineers.
Respectfully yours,
/s/ JOSEPH B. FEITEN
Joseph B. Feiten
Chief Financial Officer
cc: Reid A. Godbolt
Enclosure

[2]	At December 31, 2004, there had not been a preliminary front-end engineering design (FEED) for the proposed underseas pipeline. Per AGL press releases at www.agl.com.au, the AGL-Petronas consortium awarded in May 2005 the key FEED engineering contract, and in July 2005 AGL agreed to buy 1,500 petajoules of gas over 20 years beginning in 2009 from the pipeline, subject to various conditions precedent such as the PNG pipeline achieving financial close. Per AGL, the PNG producers’ decision to proceed in supplying gas for the pipeline is not expected until the second half of 2006.

Tipperary Corporation
Map of Queensland Australia, showing that the Fairview coalseam gas field at Tipperary’s Comet Ridge Project is much closer than the Ballera gas hub on the gas pipeline system serving Queensland’s major gas markets of Gladstone and Brisbane.
In recent years the majority of gas used in Gladstone and Brisbane came through Ballera, a gas hub receiving gas from gas fields in the Cooper and Eromanga basins to the west of Queensland and in far western Queensland. Gas also flows from Ballera into the Moomba gas hub in South Australia for delivery into the New South Wales and South Australia pipeline systems.
Gas pipeline distances in miles:
•	800 from Ballera to Gladstone
•	290 from Fairview field to Gladstone
•	740 from Ballera to Brisbane
•	350 from Fairview field to Brisbane